May 24, 2017

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission Staff
Comments dated May 18, 2017, regarding IntelGenx
Technologies Corp. Amendment No. 1 to Registration
Statement on Form S-1
Filed May 12, 2017
File No. 333-217148

Dear Ms. Hayes:

This letter responds to the staff’s comments set forth in the May 18, 2017 letter regarding the above-referenced Registration Statement on Form S-1. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Documents Incorporation by Reference, page 91

Staff Comment No. 1.

We note that you have incorporated certain information by reference, including information filed after the effective date of the registration statement. However, you are offering penny stock and therefore are not eligible to incorporate by reference on Form S-1. See General Instruction VII.D to Form S-1. Please revise your registration statement accordingly.

Response:

To be eligible to incorporate by reference, a registrant is required to satisfy the requirements of General Instruction VII of Form S-1, which we believe we satisfy. Specifically in response to the Staff’s comment, General Instruction VII.D.1(c) of Form S-1 requires that the IntelGenx Technologies Corp. (the “Company”) is not, and during the past three years neither the Company nor any of its predecessors was, a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended. The Company’s common stock is not a penny stock as defined in Rule 3a51-1 because the Company has been in continuous operation for at least three years and had net tangible assets in excess of $2,000,000, thereby satisfying the requirement of Rule 3a51-1(g)(1). The Company notes that Rule 3a51-1(g)(3) requires that net tangible assets must be demonstrated by financial statements that are the most recent financial statements for the issuer that have been audited and reported on by an independent public accountant and are dated less than fifteen months prior to the date of the transaction that the broker or dealer has reviewed and has a reasonable basis for believing are accurate in relation to the date of the transaction. As reported in its audited financial statements for the year ended December 31, 2016 contained in its annual report on Form 10-K filed with the United States Securities and Exchange Commission (the “Commission”) on March 28, 2017, the Company had net tangible assets of approximately $5 million at December 31, 2016 and $5.5 million at December 31, 2015. Accordingly, we believe that we satisfy all of the requirements imposed by General Instruction VII of Form S-1 and thus are eligible to incorporate by reference.

Suzanne Hayes
May 24, 2017

Exhibits

Staff Comment No. 2.

Please file the Form of Agency Agreement, Form of Indenture and the legal opinions with the next amendment to your registration statement.

Response:

The Company acknowledges the Staff’s comment and the Company will file the requested documents as exhibits to the Company’s Amendment No. 2 to the Form S-1 Registration Statement to be filed with the Commission in due course.

* * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 514-331-7440, or Richard Raymer of Dorsey & Whitney LLP at (413) 367-7388.

Sincerely,
IntelGenx Technologies Corp.

/S/ Horst G. Zerbe

Horst G. Zerbe
President and Chief Executive Officer

cc:	Richard Raymer, Dorsey & Whitney LLP